WF INTERNATIONAL LIMITED
NO. 1110, 11TH FLOOR, UNIT 1, BUILDING 7 NO. 477, WANXING ROAD
CHENGDU, SICHUAN, CHINA 610041

SCAN TO
VIEW MATERIALS & VOTE

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the April 28, 2026 or April 29, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V92098-P50465 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

WF INTERNATIONAL LIMITED

The Board of Directors recommends you vote FOR the following proposals:

1. To approve, by ordinary resolution, that the re-election of each of Ni Jiang, Ke Chen, Siqi Chen, Xiaoyuan Zhang, and Trent D. Davis as a director of the Company to hold office until the next annual general meeting of the Company and until their successors are elected and duly qualified, or until the office of such directors are otherwise vacated in accordance with the articles of association of the Company.

Nominees:	For	Against	Abstain
1a. Ni Jiang	☐	☐	☐
1b. Ke Chen	☐	☐	☐
1c. Trent D. Davis	☐	☐	☐
1d. Siqi Chen	☐	☐	☐
1e. Xiaoyuan Zhang	☐	☐	☐

	For	Against	Abstain
2. To approve, by ordinary resolution, the share consolidations, being: (i) the first share consolidation, a consolidation of every 10 issued and unissued ordinary shares of par value US$0.000001 each and every 10 issued and unissued preference shares of par value US$0.000001 each into one ordinary share of par value US$0.00001 and one preference share of par value US$0.00001, respectively, so that upon completion of such share consolidation, the authorized share capital of the Company shall be US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising 4,900,000,000 ordinary shares of a par value of US$0.00001 each and 100,000,000 preference shares of a par value of US$0.00001 each; (ii) subsequent to the first share consolidation, the second share consolidation, a consolidation of every five resulting ordinary shares of par value of US$0.00001 each and every five resulting preference shares of par value of US$0.00001 each into one ordinary share of par value of US $0.00005 and one preference share of par value of US$0.00005, respectively, so that upon completion of such share consolidation, the authorized share capital of the Company shall be US$50,000 divided into 100,000,000 shares of a par value of US$0.00005 each, comprising 98,000,000 ordinary shares of a par value of US$0.00005 each and 20,000,000 preference shares of a par value of US$0.00005 each; and (iii) subsequent to the second share consolidation, the third share consolidation, a further consolidation of every five resulting ordinary shares of par value of US$0.00005 each and every five resulting preference shares of par value of US$0.00005 each into one ordinary share of par value of US$0.00025 and one preference share of par value of US$0.00025, respectively; so that upon completion of such share consolidation, the authorized share capital of the Company shall be US$50,000 divided into 200,000,000 shares of a par value of US$0.00025 each, comprising 196,000,000 ordinary shares of a par value of US$0.00025 each and 4,000,000 preference shares of a par value of US$0.00025 each, with no fractional shares to be issued and all fractional shares resulting from the share consolidations to be rounded up to the next whole number, and in each case, the Board of Directors shall have the absolute discretion to determine when each such share consolidation shall be implemented.	☐	☐	☐
3. To approve, by ordinary resolution, the adoption of the WF International Limited 2026 Equity Incentive Plan.	☐	☐	☐
4. To ratify, by ordinary resolution, the appointment of ZH CPA, LLC as the auditor of the Company for the fiscal year ending September 30, 2026.	☐	☐	☐
5. To approve, by ordinary resolution, the adjournment of the Meeting, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the Meeting to approve any of the foregoing proposals.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.
The annual report on Form 20-F is available at https://wf.international/.

V92099-P50465

WF INTERNATIONAL LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL MEETING OF SHAREHOLDERS

9:30 a.m. April 30, 2026 (Beijing Time)
9:30 p.m. April 29, 2026 (Eastern Time)

The shareholder(s) hereby appoint(s) Ni Jiang and Ke Chen, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of WF International Limited that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 9:30 a.m., Beijing Time on Thursday, April 30, 2026 (9:30 p.m., Eastern Time on Wednesday, April 29, 2026), at No. 1110, 11th Floor, Unit 1, Building 7 No. 477, Wanxing Road, Chendu, Sichuan, China 610041, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, AND FOR PROPOSALS 2, 3, 4, 5.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Continued and to be signed on reverse side